SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digital Lightwave, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

253855 10 0 (CUSIP Number)

June 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

CUSIP NO. 253855 10 0	Page 2 of 14

1	Name of Reporting Person CIT GROUP INC. I.R.S. Identification No. of above person (entities only) 65-1051192
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power -0-
6 Shared Voting Power 2,500,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.3%
12	Type of Reporting Person CO

CUSIP No. 253855 10 0	Page 3 of 14

1	Name of Reporting Person CIT HOLDINGS, LLC I.R.S. Identification No. of above person (entities only) 13-4085537
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power -0-
6 Shared Voting Power 2,500,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.3%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 253855 10 0	Page 4 of 14

1	Name of Reporting Person NEWCOURT CREDIT GROUP USA INC. I.R.S. Identification No. of above person 36-3873821
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power -0-
6 Shared Voting Power 2,500,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.3%
12	Type of Reporting Person CO

CUSIP No. 253855 10 0	Page 5 of 14

1	Name of Reporting Person CAPITA CORPORATION I.R.S. Identification No. of above person (entities only) 22-3211453
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power -0-
6 Shared Voting Power 2,500,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.3%
12	Type of Reporting Person CO

CUSIP NO. 253855 10 0	Page 6 of 14

1	Name of Reporting Person CIT LENDING SERVICES CORPORATION I.R.S. Identification No. of above person (entities only) 22-3014356
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power -0-
6 Shared Voting Power 2,500,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.3%
12	Type of Reporting Person CO

CUSIP NO. 253855 10 0	Page 7 of 14

1	Name of Reporting Person CIT TECHNOLOGIES CORPORATION I.R.S. Identification No. of above person (entities only) 38-2756450
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power -0-
6 Shared Voting Power 2,500,000
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.3%
12	Type of Reporting Person CO

CUSIP NO. 253855 10 0	Page 8 of 14

Item 1.	(a)	Name of Issuer: Digital Lightwave, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

15550 Lightwave Drive Clearwater, Florida 33760

Item 2.	(a)	Name of Persons Filing:

1. CIT GROUP INC., the sole shareholder of CIT Holdings, LLC

2. CIT HOLDINGS, LLC, the sole shareholder of Newcourt Credit Group USA Inc.

3. NEWCOURT CREDIT GROUP USA INC., the sole shareholder of Capita Corporation

4. CAPITA CORPORATION, the sole shareholder of CIT Lending Services Corporation

5. CIT LENDING SERVICES CORPORATION, the sole shareholder of CIT Technologies Corporation

6. CIT TECHNOLOGIES CORPORATION, the record holder of the securities

	(b)	Address of Principal Business Office or if none, Residence:

1. 1 CIT Drive Livingston, NJ 07039

2. 1211 Avenue of the Americas New York, New York 10036

3. 1 CIT Drive Livingston, NJ 07039

4. 1 CIT Drive Livingston, NJ 07039

5. 1 CIT Drive Livingston, NJ 07039

6. 2285 Franklin Road, 2nd Floor Bloomfield Hills, Michigan 48303

	(c)	Citizenship:

1. DELAWARE, U.S.A.

2. DELAWARE, U.S.A.

3. DELAWARE, U.S.A.

4. DELAWARE, U.S.A.

5. DELAWARE, U.S.A.

6. MICHIGAN, U.S.A.

CUSIP NO. 253855 10 0	Page 9 of 14

	(d)	Title of Class of Securities: Common Stock, $.0001 par value per share

	(e)	CUSIP Number: 253855 10 0

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1. 2,500,000 2. 2,500,000 3. 2,500,000 4. 2,500,000 5. 2,500,000 6. 2,500,000

	(b)	Percent of class: 1. 7.3% 2. 7.3% 3. 7.3% 4. 7.3% 5. 7.3% 6. 7.3%

	(c)	Number of shares as to which such person has:

	1.	CIT GROUP INC.

		a.	Sole power to vote or to direct the vote: -0-

		b.	Shared power to vote or to direct the vote: 2,500,000

		c.	Sole power to dispose or to direct the disposition of: -0-

		d.	Shared power to dispose or to direct the disposition of: 2,500,000

CUSIP NO. 253855 10 0	Page 10 of 14

2.	CIT HOLDINGS, LLC

	a.	sole power to vote or to direct the vote: -0-

	b.	shared power to vote or to direct the vote: 2,500,000

	c.	sole power to dispose or to direct the disposition of: -0-

	d.	shared power to dispose or to direct the disposition of: 2,500,000

3.	NEWCOURT CREDIT GROUP USA INC.

	a.	sole power to vote or to direct the vote: -0-

	b.	shared power to vote or to direct the vote: 2,500,000

	c.	sole power to dispose or to direct the disposition of: -0-

	d.	shared power to dispose or to direct the disposition of: 2,500,000

4.	CAPITA CORPORATION

	a.	sole power to vote or to direct the vote: -0-

	b.	shared power to vote or to direct the vote: 2,500,000

	c.	sole power to dispose or to direct the disposition of: -0-

	d.	shared power to dispose or to direct the disposition of: 2,500,000

CUSIP NO. 253855 10 0	Page 11 of 14

	5.	CIT LENDING SERVICES CORPORATION

		a.	Sole power to vote or to direct the vote: -0-

		b.	Shared power to vote or to direct the vote: 2,500,000

		c.	Sole power to dispose or to direct the disposition of: -0-

		d.	Shared power to dispose or to direct the disposition of: 2,500,000

	6.	CIT TECHNOLOGIES CORPORATION

		a.	Sole power to vote or to direct the vote: -0-

		b.	Shared power to vote or to direct the vote: 2,500,000

		c.	Sole power to dispose or to direct the disposition of: -0-

		d.	Shared power to dispose or to direct the disposition of: 2,500,000

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

CIT Group Inc. is filing this statement on behalf of itself and its direct and indirect subsidiaries listed in Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group: N/A

CUSIP NO. 253855 10 0	Page 12 of 14

Item 9.	Notice of Dissolution of Group:

N/A

Item. 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit:

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2004

CIT GROUP INC.	CIT HOLDINGS, LLC

/s/ William J. Taylor	/s/ James P. Shanahan
William J. Taylor Executive Vice President & Controller (Chief Accounting Officer)	James P. Shanahan Senior Vice President & Assistant Secretary

NEWCOURT CREDIT GROUP USA INC.	CAPITA CORPORATION

/s/ James P. Shanahan	/s/ James P. Shanahan
James P. Shanahan Senior Vice President & Assistant Secretary	James P. Shanahan Senior Vice President & Assistant Secretary

CUSIP NO. 253855 10 0	Page 13 of 14

CIT LENDING SERVICES CORPORATION	CIT TECHNOLOGIES CORPORATION

/s/ James P. Shanahan	/s/ James P. Shanahan
James P. Shanahan	James P. Shanahan
Senior Vice President & Assistant Secretary	Senior Vice President & Assistant Secretary

CUSIP NO. 253855 10 0	Page 14 of 14

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: June 18, 2004

CIT GROUP INC.	CIT HOLDINGS, LLC

/s/ William J. Taylor	/s/ James P. Shanahan
William J. Taylor Executive Vice President & Controller (Chief Accounting Officer)	James P. Shanahan Senior Vice President & Assistant Secretary

NEWCOURT CREDIT GROUP USA INC.	CAPITA CORPORATION

/s/ James P. Shanahan	/s/ James P. Shanahan
James P. Shanahan Senior Vice President & Assistant Secretary	James P. Shanahan Senior Vice President & Assistant Secretary

CIT LENDING SERVICES CORPORATION	CIT TECHNOLOGIES CORPORATION

/s/ James P. Shanahan	/s/ James P. Shanahan
James P. Shanahan Senior Vice President & Assistant Secretary	James P. Shanahan Senior Vice President & Assistant Secretary